Exhibit 99.1

NEXA RESOURCES ANNOUNCES 2019 YEAR END
MINERAL RESERVES AND MINERAL RESOURCES

Luxembourg, March 20, 2020 - Nexa Resources S.A.  (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) announces its 2019 Year End Mineral Reserves and Mineral Resources relating to its operations and projects located in Peru and Brazil.

MINERAL RESERVES

The following table shows our estimates of Mineral Reserves prepared with an effective date of December 31, 2019 (except as indicated below) and in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves dated May 10, 2014 (“2014 CIM Definition Standards”), whose definitions are incorporated by reference in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”), for the metals indicated per mine and project. Such information may not be comparable to similar information prepared in accordance with Industry Guide 7 that is presented in our annual report on Form 20-F.

Table 1. Nexa Year End Mineral Reserves as at December 31, 2019 (except as indicated below).

			Grade					Contained Metal
Interest / Ownership	Class	Tonnage (Mt)	Zinc (%)	Copper (%)	Silver (g/t)	Lead (%)	Gold (g/t)	Zinc (kt)	Copper (kt)	Silver (koz)	Lead (kt)	Gold (koz)
Mines
Cerro Lindo	Proven	21.52	1.53	0.63	19.0	0.19		330.0	135.4	13,172	40.1
(80.16%)	Probable	26.84	1.05	0.67	18.7	0.14		281.4	179.6	16,157	37.6
	Subtotal	48.37	1.26	0.65	18.9	0.16		611.4	315.0	29,329	77.7
El Porvenir	Proven	6.99	3.51	0.21	52.3	0.82		245.5	14.7	11,757	57.3
(80.16%)	Probable	9.22	3.84	0.24	42.7	0.70		354.2	22.5	12,661	64.7
	Subtotal	16.21	3.70	0.23	46.9	0.75		599.7	37.2	24,419	122.1
Atacocha	Proven	2.32	3.95	0.22	75.4	1.86		91.6	5.1	5,627	43.2
(Underground)	Probable	1.59	3.51	0.24	83.6	1.54		55.8	3.8	4,276	24.5
(72.94%)	Subtotal	3.91	3.77	0.23	78.8	1.73		147.4	8.9	9,903	67.6
Atacocha	Proven	3.17	1.21	0.03	29.7	0.85	0.24	38.5	0.9	3,030	27.0	24.2
(Open Pit)	Probable	2.16	0.93	0.02	29.9	0.88	0.26	20.1	0.5	2,079	19.0	18.1
(72.94%)	Subtotal	5.33	1.10	0.03	29.8	0.86	0.25	58.6	1.4	5,110	46.0	42.2
Vazante	Proven	8.47	9.22	0.00	15.0	0.29		780.6	0.0	4,074	24.2
(100%)	Probable	9.09	8.96	0.00	11.1	0.24		814.2	0.0	3,252	21.8
	Subtotal	17.56	9.08	0.00	13.0	0.26		1,594.8	0.0	7,325	46.0
Projects
Aripuanã	Proven	11.80	3.80	0.30	35.3	1.40	0.30	448.4	35.4	13,392	165.2	113.8
Project	Probable	14.38	3.70	0.20	33.5	1.30	0.30	532.1	28.8	15,488	186.9	138.7
(98.47%)	Subtotal	26.18	3.75	0.25	34.3	1.35	0.30	980.5	64.2	28,880	352.1	252.5
	Proven	54.27	3.56	0.35	29.3	0.66	0.08	1,934.6	191.5	51,053	357.0	138.0
Total	Probable	63.28	3.25	0.37	26.5	0.56	0.08	2,057.8	235.2	53,913	354.6	156.8
	Total	117.56	3.40	0.36	27.8	0.61	0.08	3,992.4	426.6	104,966	711.6	294.8

Contact: ir@nexaresources.com

Notes to Mineral Reserves Table

Mineral Reserves are expressed on a 100% basis. The Qualified Persons for the estimation of the Mineral Reserves are: Cerro Lindo, El Porvenir, Atacocha (u/g and o/p) and Vazante - Thiago N. Teixeira, B.Eng., FAusIMM, a Nexa Resources employee and the Aripuanã project — Jason Cox, P.Eng., Roscoe Postle Associates Inc. (RPA), an independent consulting firm.

Mineral Reserves have an effective date of: (a) December 31, 2019 for Cerro Lindo, El Porvenir, Atacocha (u/g and o/p), and Vazante; and (b) July 31, 2018 for the Aripuanã project.

2014 CIM Definition Standards were followed for Mineral Reserves.

Mineral Reserves are reported within engineered stope outlines assuming the following underground mining methods: Cerro Lindo and Vazante - sublevel open stoping (SLOS) or vertical retreat mining (VRM), and drift and fill (D&F) or cut and fill (C&F); El Porvenir and Atacocha underground - sublevel stoping (SLS) and cut and fill (C&F); and the Aripuanã project - longitudinal longhole retreat (bench stoping) and transverse longhole mining (VRM). For Atacocha open pit, Mineral Reserves are reported within the operational designed open pit. Dilution and mining recovery are considered.

The net smelter return (NSR) cut-offs are calculated based on the life of mine (LOM) costs depending on the mining method used: Cerro Lindo - SLOS or VRM: US$32.91/t; and D&F or C&F: US$40.00/t; El Porvenir - SLS: US$48.38/t; and C&F: US$56.15/t; Atacocha u/g - SLS: US$61.99/t and C&F: US$71.13/t. At Atacocha open pit, the NSR cut-off is calculated based on the LOM costs for open pit mining method: US$17.97/t. For Vazante and the Aripuanã project, the NSR cut-offs are calculated based on the LOM costs independent of the mining method: Vazante - SLS, VRM and C&F: US$63.28/t; and the Aripuanã project - VRM and bench stoping: US$40.00/t.

Forecast long-term metal prices used for the NSR calculation are: Zn: US$2,521/t (US$1.14/lb); Pb: US$2,004/t (US$0.91/lb); Cu: US$6,402/t (US$2.90/lb); and Ag: US$16.79/oz, except for Aripuanã project which is in construction stage. A long-term price of Au: US$1,298/oz was also used at Atacocha o/p. For the Aripuanã project the forecast long-term metal prices used for the NSR calculation are Zn: US$2,469/t (US$1.12/lb); Pb: US$1,896/t (US$0.86/lb); Cu: US$6,592/t (US$2.99/lb); Ag: US$18.58/oz; and Au: US$1,187/oz.

The exchange rate for Vazante, Brazil is R$/US$ rate of 3.52; and for the Aripuanã project, Brazil R$/US$ of 3.38.

For Atacocha u/g, Vazante and the Aripuanã project, a 4m minimum mining width was applied. For El Porvenir, C&F stopes are at 5m and SLS stopes at 4m minimum mining width.

Average bulk densities (t/m3) are: Cerro Lindo - 4.16; El Porvenir – 3.35; Atacocha u/g – 3.40; Atacocha o/p – 2.75; Vazante – 3.22 and the Aripuanã project 2.70.

Numbers may not add due to rounding.

MINERAL RESOURCES

The following table shows our estimates of Mineral Resources exclusive of mineral reserves in operating mines prepared with an effective date of December 31, 2019 (except as indicated below) and in accordance with the 2014 CIM Definition Standards, whose definitions are incorporated by reference in NI 43-101, for the metals indicated per mine. Such information may not be comparable to similar information prepared in accordance with Industry Guide 7 that is presented in our annual report on Form 20-F.

Table 2. Nexa Year End Mineral Resources as at December 31, 2019 (except as indicated below).

			Grade					Contained Metal
Interest / Ownership	Class	Tonnage (Mt)	Zinc (%)	Copper (%)	Silver (g/t)	Lead (%)	Gold (g/t)	Zinc (kt)	Copper (kt)	Silver (koz)	Lead (kt)	Gold (koz)
Mines
Cerro Lindo	Measured	3.72	2.18	0.60	24.6	0.28		81.1	22.3	2,942	10.4
(80.16%)	Indicated	2.85	1.35	0.57	25.4	0.23		38.5	16.2	2,330	6.6
	Subtotal	6.57	1.82	0.59	25.0	0.26		119.6	38.5	5,272	17.0
	Inferred	6.27	2.02	0.46	36.9	0.44		126.7	28.8	7,443	27.6
El Porvenir	Measured	1.04	3.10	0.21	70.2	1.08		32.2	2.2	2,346	11.2
(80.16%)	Indicated	1.25	3.24	0.21	57.8	1.01		40.5	2.6	2,321	12.6
	Subtotal	2.29	3.17	0.21	63.4	1.04		72.7	4.8	4,667	23.8
	Inferred	9.31	3.62	0.22	58.0	0.85		337.0	20.5	17,361	79.1
Atacocha	Measured	1.80	4.97	0.34	99.7	1.98		89.5	6.1	5,771	35.6
(Underground)	Indicated	2.15	4.03	0.31	51.6	0.97		86.6	6.7	3,567	20.9
	Subtotal	3.95	4.46	0.32	73.5	1.43		176.1	12.8	9,338	56.5
(72.94%)	Inferred	7.37	3.67	0.40	56.7	0.87		270.5	29.5	13,426	64.1
Atacocha	Measured	2.20	1.22	0.05	33.5	0.94	0.14	26.8	1.1	2,370	20.7	9.9
(Open Pit)	Indicated	4.04	1.15	0.05	28.9	0.89	0.15	46.5	2.0	3,754	36.0	19.5
	Subtotal	6.24	1.17	0.05	30.5	0.91	0.15	73.3	3.1	6,124	56.7	29.4
(72.94%)	Inferred	1.68	1.11	0.03	29.2	0.83	0.31	18.6	0.5	1,577	13.9	16.7
Vazante	Measured	2.37	10.38		12.9	0.31		246.0		981	7.3
(100%)	Indicated	1.57	8.81		11.0	0.26		138.3		554	4.1
	Subtotal	3.94	9.75		12.1	0.29		384.3		1,535	11.4
	Inferred	9.46	8.55		12.2	0.22		808.8		3,720	20.8
Morro Agudo	Measured	0.36	6.73			0.22		24.2			0.8
(100%)	Indicated	10.24	3.46			0.65		354.3			66.6
	Subtotal	10.60	3.57			0.64		378.5			67.4
	Inferred	8.54	3.51			0.85		299.8			72.6
	Measured	11.49	43.50	0.35	29.3	0.66	0.08	499.8	31.7	14,410	86.0	9.9
	Indicated	22.10	3.25	0.37	26.5	0.56	0.08	704.7	27.5	12,526	146.8	19.5
Subtotal	Subtotal	33.59						1,204.5	59.2	26,936	232.8	29.4
	Inferred	42.63	3.40	0.36	27.8	0.61	0.08	1,861.4	79.3	43,527	278.1	16.7

The following table shows our estimates of Mineral Resources exclusive of Mineral Reserves in exploration projects prepared with an effective date of December 31, 2019 (except as indicated below) and in accordance with the CIM 2014 Definition Standards, whose definitions are incorporated by reference in NI 43-101, for the metals indicated per project.

Table 3. Nexa Year End Mineral Resources as at December 31, 2019 (except as indicated below).

			Grade					Contained Metal
Interest / Ownership	Class	Tonnage (Mt)	Zinc (%)	Copper (%)	Silver (g/t)	Lead (%)	Gold (g/t)	Zinc (kt)	Copper (kt)	Silver (koz)	Lead (kt)	Gold (koz)
Projects
Aripuanã	Measured	1.80	2.48	0.51	24.3	0.84	0.52	44.6	9.2	1,406	15.1	30.1
(98.47%)	Indicated	3.90	2.14	0.30	17.5	0.67	0.48	83.5	11.7	2,194	26.1	60.2
	Subtotal	5.70	2.25	0.37	19.7	0.72	0.49	128.3	21.1	3,610	41.0	89.8
	Inferred	38.80	3.73	0.34	38.5	1.46	0.59	1,447.2	131.9	47,977	566.5	736.0
Shalipayco	Measured	3.78	4.18		28.9	0.46		158.0		3,152	17.4
(60.12%)	Indicated	5.69	4.61		32.6	0.50		262.3		5,955	28.5
	Subtotal	9.47	4.44		31.1	0.48		420.3		9,467	45.8
	Inferred	32.38	4.13		31.1	0.47		1,337.3		32,345	152.2
Magistral	Measured	84.24		0.56	3.0				471.7	8,017
(80.16%)	Indicated	121.08		0.50	3.0				605.4	11,523
	Subtotal	205.32		0.52	3.0				1,067.7	19,540
	Inferred	50.57		0.43	2.6				217.5	4,178
Hilarión	Measured	24.73	3.43		32.8	0.72		847.2		26,107	177.3
(80.16%)	Indicated	34.23	3.61		25.7	0.58		1,237.0		28,326	197.7
	Subtotal	58.96	3.53		28.7	0.64		2,084.1		54,433	374.9
	Inferred	25.34	3.52		28.4	0.69		891.2		23,144	174.3
Pukaqaqa	Measured	107.30		0.43					461.4
(80.16%)	Indicated	201.70		0.39					786.6
	Subtotal	309.00		0.41					1,266.9
	Inferred	40.10		0.34					136.3
Florida Canyon	Measured	1.29	13.13		19.4	1.66		169.4	0.0	805	21.4
(48.90%)	Indicated	1.97	11.59		17.9	1.45		228.3	0.0	1,134	28.6
	Subtotal	3.26	12.20		18.5	1.53		397.7	0.0	1,940	49.9
	Inferred	8.84	10.15		13.2	1.05		897.3	0.0	3,754	92.8
Caçapava do Sul	Measured	4.90	1.52	0.00	10.0	2.11		74.5	0.0	1,575	103.4
(56.00%)	Indicated	8.11	1.08	0.08	27.0	1.89		87.6	6.5	7,040	153.3
	Subtotal	13.01	1.24	0.05	20.6	1.97		161.3	6.5	8,612	256.3
	Inferred	13.25	0.86	0.12	21.0	1.94		114.0	15.9	8,946	257.1
	Measured	239.53	0.75	0.41	7.3	0.18	0.01	1,793.5	974.0	55,832	420.6	40.0
Total (Mines and Projects)	Indicated	398.78	0.65	0.36	5.4	0.15	0.01	2,603.4	1,437.7	68,698	581.0	79.7
	Subtotal	638.31	0.69	0.38	6.1	0.16	0.01	4,396.9	2,411.7	124,530	1,001.6	119.7
	Inferred	251.91	2.60	0.23	20.2	0.60	0.09	6,548.4	580.9	163,871	1,521.0	752.7

Notes to Mineral Resources Tables

Mineral Resources are expressed on a 100% basis.

The Qualified Persons for the estimation of the Mineral Resources are: Cerro Lindo, El Porvenir, Atacocha (u/g and o/p), Vazante, Morro Agudo, Shalipayco project, Pukaqaqa project, Florida Canyon project, Aripuanã project, Magistral project and Caçapava do Sul project - José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, Nexa; and Hilarión project - Rosmery Cardenas, P.Eng., RPA.

Mineral Resources have an effective date as of: (a) December 31, 2019 for Cerro Lindo, El Porvenir, Atacocha (u/g and o/p), Vazante, Morro Agudo, Aripuanã and Hilarión Projects; (b) December, 31 2018 for the Shalipayco project; (c) July, 31 2017 for the Pukaqaqa project; (d) June 30, 2017 for the Magistral project; (e) July 13, 2017 for the Florida Canyon project; and (f) March 17, 2017 for the Caçapava do Sul project.

2014 CIM Definition Standards were followed for Mineral Resources.

Mineral Resources are reported within underground mining shapes for Cerro Lindo, El Porvenir, Atacocha u/g, Vazante mines and for the Aripuanã, Shalipayco, Hilarión and Florida Canyon projects. Mineral Resources are reported within underground mining shapes or within an optimized pit shell for Morro Agudo and within an optimized pit shell for Atacocha open pit and Magistral, Pukaqaqa and Caçapava do Sul projects.

Mineral Resources are reported above a NSR cut-off value of: Cerro Lindo - US$32.91/t; El Porvenir - US$56.15 /t; Atacocha u/g - US$71.13 /t for CAF resource stopes; Atacocha o/p - US$17.97 /t; Vazante - US$63.28/t; Morro Agudo (specific for each mine) - Morro Agudo: US$50.00/t, Bonsucesso: US$52.67/t, and Ambrosia Sul o/p: US$45.13/t; Aripuanã - US$38/t; Shalipayco - US$45/t; Hilarión - US$35/t for Hilarión Deposit and US$50/t for El Padrino Deposit; Caçapava do Sul - US$13.25/t; Magistral/ Pukaqaqa - Mineral Resources are reported above a 0.2% Cu cut-off grade; Florida Canyon - Mineral Resources are reported to a 2.8% zinc-equivalent (ZnEq%) cut-off grade. Average metallurgical recoveries for the resource are: Zinc (79%), Lead (72%) and Silver (50%).

Forecast long-term metal prices used for the NSR calculation are: Cerro Lindo, El Porvenir, Atacocha (u/g and o/p), Vazante and Morro Agudo - Zn: US$2,899/t (US$1.31/lb), Pb: US$2,304/t (US$1.04/lb), Cu: US$7,362/t (US$3.34/lb) and Ag: US$19.31/oz (Au: US$1,555/oz also used for Atacocha o/p); Shalipayco - Zn: US$3,034/t (US$1.38/lb), Pb: US$2,530/t (US$1.15/lb), Cu: US$7,351/t (US$3.33/lb) and Ag: US$21.58/oz; Aripuanã project — Arex, Ambrex and Link: Zn: US$2,843/t (US$1.29/lb), Pb: US$2,182/t (US$0.99/lb), Cu: US$7,562/t (US$3.43/lb), Au: S$1,368/oz and Ag: US$21.37/oz and Babaçu: Zn: US$2,899/t (US$1.31/lb), Pb: US$2,304/t (US$1.04/lb), Cu: US$7,362/t (US$3.34/lb), Au: US$1,368/oz and Ag: US$19.31/oz; Magistral project – Cu: US$5,908/t (US$2.68/lb), and Ag: US$18.94/oz; Hilarión project - Zn: US$2,957/t (US$1.34/lb), Pb: US$2,303/t (US$1.04/lb), Cu: US$7,523/t (US$3.41/lb) and Ag: US$19.61/oz; Caçapava do Sul project - Zn: US$2,778/t (US$1.26/lb), Pb: US$2,227/t (US$1.01/lb), Cu: US$6,790/t (US$3.08/lb) and Ag: US$21.78/oz; Pukaqaqa project – Cu: US$5,710/t (US$2.59/lb); and Florida Canyon project - Zn: US$2,646/t (US$1.20/lb), Pb: US$2,205/t (US$1.00/lb) and Ag: US$17.50/oz.

A minimum mining width of 3m was applied for El Porvenir, Atacocha u/g, Vazante, Bonsucesso and Ambrosia Sul u/g. For Morro Agudo u/g, Shalipayco and Hilarión projects a minimum mining width of 2m was applied.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves. There are no Mineral Reserves at Morro Agudo, Shalipayco, Magistral, Hilarión, Pukaqaqa, Florida Canyon and Caçapava do Sul projects.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Numbers may not add due to rounding.

Discussion of 2019 Year End Mineral Reserves and Mineral Resources

As of December 31, 2019 Proven and Probable Mineral Reserves estimates amounted to 118 million tonnes containing 3,992kt zinc versus 120 million tonnes containing 4,449kt zinc as of December 31, 2018. The decrease was the result of mining production depletion and reserves replacement resulting from infill drilling. Nexa’s 2019 year end mineral inventory also reflects changes in continuous refining of its geological modelling.

Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) amounted to 638 million tonnes compared to 642 million tonnes in 2018 mainly driven by the recent update of the Hilarión Project.

Selected changes during 2019 are highlighted below:

Cerro Lindo (Peru). Decrease in Mineral Reserves from 861kt contained zinc as at December 31, 2018 to 611kt contained zinc as at December 31, 2019 mainly due to mining depletion during 2019 and a new Mineral Resources block modeling approach based on a review of geological continuity [and stricter criteria for sterilizing non-mineable areas, such as those with difficult ground conditions, unrecoverable pillars, or for protection of infrastructure.

Vazante (Brazil). Decrease in Mineral Reserves from 1,745kt contained zinc as at December 31, 2018 to 1,595kt contained zinc as at December 31, 2019 mainly due to mining depletion during 2019, which was partially replaced by Nexa’s infill drilling campaign (approximately 80.9 km) during the same period.

Aripuanã Project (Brazil). Increase in Inferred Mineral Resources from 876kt contained zinc as at December 31, 2018 to 1,447kt contained zinc as at December 31, 2019 as a result of new drilling and the addition of Inferred Mineral Resources at the Babaçu deposit.

Hilarión Project (Peru). Decrease from 4,029 Kt contained zinc as at December 31, 2018 to 2,975 Kt contained zinc as at December 31, 2019 as a result of changes in the NSR cut off value, new resource shape reporting methodology that includes all of the material in each resource shape and a minimum thickness of three meters.

Technical Information

Estimates for all operations are prepared by or under the supervision of and verified by a Qualified Person as defined in NI 43-101. Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, who is a “Qualified Person” under NI 43-101 and a Nexa employee, has approved the scientific and technical information contained in this news release.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2019 and also one of the top five metallic zinc producers worldwide in 2019, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them the activities of our competition, the future global economic situation, weather conditions, market conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may be influenced by, among others, outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project development, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella – Head of Investor Relations | ir@nexaresources.com

+55 11 3405-5601